Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

October 23, 2013
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:                      Ms. Karen Rossotto

Re:           The Olstein Funds
File Nos. 33-91770 and 811-09038

Dear Ms. Rossotto:

On behalf of The Olstein Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on October 10, 2013 with regard to the Registrant’s post-effective amendment no. 31 to its registration statement on Form N-1A (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2013 under Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus Comments

1.	Text: Footnote 2 to the table of the All Cap Value Fund’s Annual Fund Operating Expenses table (page 1) states:

Other Expenses include acquired fund fees and expenses, which were 0.01% of the Fund’s average net assets.  Without acquired fund fees and expenses, Total Annual Fund Operating Expenses would have been  __% and  __% for the Adviser Class shares and Class C shares, respectively.

Comment:  Delete footnote 2, as it is not permitted or required by Form N-1A.

Response:  Registrant has revised the footnote as permitted by Instruction 3(f)(vii) of Item 3 of Form N-1A to indicate that Total Annual Fund Operating Fund Expenses reflected in the Annual Fund Operating Expenses table differ from the ratio of expenses to average net assets in the Financial Highlights table because the Financial Highlights table does not include Acquired Fund Fees and Expenses.

2.	Text: The section titled “Principal Investment Strategies” (pages 2-3) of the All Cap Value Fund.

Comment:  Replace technical terms, such as “inferential analysis” and “normalized free cash flow” with plain English language terms.

Response:  Registrant has replaced the term “inferential analysis” with “in-depth analysis” and replaced the term “normalized free cash flow” with “sustainable free cash flow.”  Registrant believes such terms are readily understood by investors.

3.	Text: The section titled “Main Risks” (page 3) of the All Cap Value Fund.

Comment:  Please add risk of investing in small- and mid-sized capitalized company risk.

Response:  Revised as requested.

4.	Text: The section titled “Performance” (page 4) of the All Cap Value Fund states:

Effective October 31, 2013, the Board of Trustees of the Trust terminated the Fund’s Rule 12b-1 Shareholder Servicing and Distribution Plan (“12b-1 Plan”).  If the elimination of the Adviser Class’s 12b-1 Plan had been reflected in the performance information below, performance would have been higher for the Adviser Class shares.

Comment:  Delete these sentences, as they are not permitted or required by Form N-1A.

Response:  Registrant believes the disclosure provided is appropriate because it alerts investors to the significant change in the All Cap Value Fund’s fee structure and that such a reduction in Fund expenses creates less of a drag on performance.  Registrant has revised and moved the disclosure in question to a footnote to the table.  Registrant has not adjusted the performance numbers but merely indicated that if the elimination of the Adviser Class’s Rule 12b-1 Plan had been reflected in the performance information, assuming no other changes but the elimination of the Adviser Class’s Rule 12b-1 Plan, then the performance of the Adviser Class shares would have been higher.

Registrant notes that at least one registered investment company has not only disclosed that an adjustment of expenses could lead to higher performance but also adjusted the performance to reflect the change in the fees and expenses.  See, e.g., Allianz Funds, Post-Effective Amendment No. 164 to the Registration Statement on Form N-1A (Aug. 28, 2013).

5.	Text: The Strategic Opportunities Fund’s Annual Fund Operating Expenses table (page 7).

Comment:  Replace the “Net Expenses” caption with the caption “Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement.”

Response:  Registrant has replaced the caption with “Total Annual Fund Operating Expenses After Fee Waiver” and has made the corresponding change to the “Management Fee Waiver/Expense Reimbursement” caption immediately above the caption in question.  Registrant notes that Instruction 3(e) of Item 3 of Form N-1A requires “appropriate descriptive captions” and provides suggestions as to such captions, without mandating such captions be used.  Registrant believes the caption “Total Annual Fund Operating Expenses After Fee Waiver” is appropriate because it most accurately describes the Registrant’s expense situation.  Registrant believes inclusion of “Expense Reimbursement” in the caption may be inappropriate because the investment adviser is not reimbursing the Fund and the term is too similar to recoupment, which the Adviser could do, but currently does not.

6.	Text: Footnote 4 of the Strategic Opportunities Fund’s Annual Fund Operating Expenses table (page 7) states:

OCM has contractually agreed to waive or reduce all or a portion of its management fee and, if necessary, to bear certain other expenses to limit the annualized expenses of both Class A shares and Class C shares of the Fund to 1.35%, exclusive of 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, interest and non-routine expenses or costs, including but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings and liquidations (collectively, “non-routine expenses”).  OCM may seek reimbursement of its waived fees and expenses borne under certain circumstances. This contractual fee waiver will remain in effect until at least October 28, 2014.

Comment:  Replace the second to last sentence of the footnote with the following language from page 24 of the prospectus:

OCM may seek reimbursement of its waived fees and expenses borne for a three-year period following such fee waivers and expense reimbursements, provided that the reimbursement by the Fund to OCM will not cause total operating expenses, exclusive of 12b-1 fees, shareholder servicing fees, acquired fund fees and expenses, taxes, interest, and non-routine expenses, to exceed the expense cap as then may be in effect for the Fund.

Response:  Revised as requested.

7.	Text: Footnote 4 of the Strategic Opportunities Fund’s Annual Fund Operating Expenses table (page 7) states:

This contractual fee waiver will remain in effect until at least October 28, 2014.

Comment:  If the Board or the investment adviser can terminate the contractual fee waiver prior to its stated expiration date, then please explain who may terminate the contractual fee waiver and under what circumstances.

Response:  Registrant has added disclosure to indicate that the contractual fee waiver may not be terminated by the Adviser.

8.	Text: Footnote 4 of the Strategic Opportunities Fund’s Annual Fund Operating Expenses table (page 7) states:

This contractual fee waiver will remain in effect until at least October 28, 2014.

Comment:  Confirm the contractual fee waiver will remain in effect for no less than one year from the effective date of the Fund’s registration statement.

Response:  Registrant confirms that the contractual fee waiver will remain in effect for no less than one year from the effective date of the Fund’s registration statement.

9.	Text: The section titled “Principal Investment Strategies” (pages 8-9) of the Strategic Opportunities Fund.

Comment:  Shorten the section pursuant to the summary requirement of Item 4(a) of Form N-1A.

Response:  Revised as requested.

10.	Text: The section titled “Principal Investment Strategies” (pages 8-9) of the Strategic Opportunities Fund.

Comment:  Replace technical terms, such as “private market value,” “normalized free cash flow” and “future free cash flow” with plain English language terms.

Response:  Registrant has replaced the term “normalized free cash flow” with the term “sustainable free cash flow.”  Registrant believes the terms “sustainable free cash flow,” “private market value” and “future free cash flow” are readily understood by investors.

11.	Text: The section titled “Purchase and Sale of Fund Shares” (page 12) of the Strategic Opportunities Fund.

Comment:  Disclose the required information pursuant to Item 6 rather than directing investors to the statutory prospectus and SAI for more information.

Response:  The purchase and sale information required by Item 6 is disclosed on page 12.

12.	Text: [Begin Call-Out] and [End Call-Out] brackets.

Comment:  Remove call-out brackets

Response:  Revised as requested.

13.	Text: The section titled “Other Investment Strategies” (page 18) of the All Cap Value Fund.

Comment:  If strategies listed under “Other Investment Strategies” are principal investment strategies, please include them in the summary section of the prospectus.

Response:  Registrant confirms that the strategies listed on page 18 under “Other Investment Strategies,” other than the All Cap Value Fund’s ability to invest in foreign securities that are traded in U.S. dollars, are not principal investment strategies. Registrant has moved the disclosure related to the All Cap Value Fund’s ability to invest in foreign securities to the “Principal Investment Strategies” section.

14.	Text: The section titled “Fund Distribution: Rule 12b-1 Distribution and Shareholder Servicing Fees” (page 26) states:

Under the Class A 12b-1 Plan, the assets of the Fund’s Class A shares are subject to annual fees totaling 0.25% of the average daily net assets of the Class.

Comment:  Clarify that the Class A Plan refers to the Strategic Opportunities Fund.

Response:  Revised as requested.

15.	Text: The section titled “Fund Information: Revenue Sharing” (page 27) states:

Generally, OCM pays such amounts from its own resources when the selling and/or servicing fees required by financial advisers exceed the amount of 12b-1 fees that may be available from the Funds.

Comment:  Provide a response clarifying whether there are exceptions to the above statement.  If not, remove the word “generally.”

Response:  The word “generally” has been deleted.

16.	Text: The section titled “Disclosure of Portfolio Holdings” (page 35) states:

A description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available in the SAI.

Comment:  If a description of the Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is also available on The Olstein Funds’ website, then please state this information.

Response:  A description of the Funds’ policies and procedures with regard to disclosure of the Funds’ portfolio holdings is not available on The Olstein Funds’ website.

17.	Text: The section titled “Pricing of Fund Shares” (page 36) states:

In view of the types of securities commonly held by the Funds, including the fact that the foreign securities generally are either depositary receipts or securities of foreign companies traded on U.S. exchanges…

Comment:  If the Funds hold securities of foreign companies traded on foreign exchanges, include the disclosure required by Instruction 2 of Item 11.

Response:  Registrant confirms that the Funds do not hold securities of foreign companies traded on foreign exchanges.

SAI Comments

18.	Text: Fundamental restriction number six of the All Cap Value Fund under the section titled “Investment Restrictions” (page 8) states that the All Cap Value Fund will not:

borrow money, except that the All Cap Value Fund may borrow from banks in the following cases:

•	for temporary or emergency purposes not in excess of 5% of the All Cap Value Fund’s net assets, or

•
to meet redemption requests that might otherwise require the untimely disposition of portfolio securities, in an amount up to 33-1/3% of the value of the All Cap Value Fund’s net assets at the time the borrowing was made.

Comment:  Clarify whether this restriction addresses senior securities.

Response:  Registrant believes that the borrowing limitation noted above is consistent with Section 18(f)(1) of the 1940 Act and has the practical effect of preventing the issuance of senior securities, except as provided under Section 18(f)(1) of the 1940 Act with regard to permitted borrowings.

19.	Text: The caption titled “Other Directorships Held by Trustee” in the table under the section titled “Board of Trustees and Officers of the Trust” (pages 13-14).

Comment: Please add “During the Past Five Years” to the caption.

Response: Revised as requested.

20.	Text: The section titled “Taxation” (pages 39-56).

Comment:  The section contains many references to REITs. Please confirm that REITs are not a principal investment strategy of either Fund, as REITs are not listed in either Fund’s “Principal Investment Strategies” section.

Response:  Registrant confirms that investing in REITs is not a principal investment strategy of either Fund.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (215) 564-8543 or, in my absence, Kenneth L. Greenberg, Esq. at (215) 564-8149.

Regards,

/s/ Jamie M. Gershkow, Esquire